UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

v

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 20, 2020, regarding remote voting for the upcoming annual and extraordinary general meetings of April 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: April 21, 2020

Item 1

Notice to the market, filed by Natura &Co Holding S.A. with the Brazilian Securities Commission on April 20, 2020, regarding remote voting for the upcoming annual and extraordinary general meetings of April 30, 2020.

NATURA &CO HOLDING S.A.

CNPJ/ME 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

NOTICE TO THE MARKET

A Natura &Co Holding S.A. (“Company”), in complement of the Manual for Participation in the Annual and Extraordinary General Meetings of April 30, 2020, (“AEGM”), disclosed to the market on March 31, 2020, (“Manual”), hereby presents certain measures adopted with the purpose of facilitating the distance participation of the shareholders at the AEGM:

WAIVER OF FORMALITIES AND ACCEPTANCE OF DELIVERY OF THE REMOTE VOTING BULLETIN (“BULETIN”) IN DIGITAL FORM

(a)	The Company will waive the formalities of signature certification and notarization of the documents necessary for the exercise of voting rights through the delivery of the Bulletin directly to the Company; and

(b)	The Company will allow delivery of the Bulletin and related documents for participation of the shareholders at the AEGM in digital form, exclusively at the electronic address ri@natura.net (Subject: Remote Voting Bulletin), waiving delivery of the physical counterpart.

As provided in the Manual, the Company had already waived the certification of signature and/or consularization or apostille of the powers of attorney granted by the shareholder to their respective representatives, as well as waiver sworn translation of the powers of attorney and documents drawn up or translated into Portuguese or English.

EXTENSION OF THE DEADLINE TO SEND THE BULLETIN IN DIGITAL OR PHYSICAL FORM DIRECTLY TO THE COMPANY

Moreover, the Company will also extend, exclusively for the AEGM, the deadline for sending the Bulletin, in digital or physical form, directly to the Company, which will be considered valid if received by the Company, together with the other necessary documents for participation in the AEGM until April 27, 2020, at 6 p.m.

The shareholder that chooses to exercise their remote voting right by sending the Bulletin directly to the Company in physical form must forward it together with the documents necessary for exercising the voting right to the Company’s principal place of business located at Avenida Alexandre Colares, No. 1188, room A17, block A, Parque Anhanguera, in the City of São Paulo, State of São Paulo, CEP 05106-000, in attention to “Tamires Quirino Parini - Investor Relations Office – AEGM 2020”.

The deadline for submission of the Bulletin directly through service providers (as per article 21-B of CVM Rule 481) is April 23, 2020 (including such date) and remains unchanged.

OTHER INFORMATION

Pursuant to the Manual, the Company shall hold the in-person AEGM at its principal place of business. Notwithstanding that, as known to its shareholders, Brazil and the world are facing a delicate situation with the new coronavirus (COVID-19). The measures recommended by the authorities to hinder its propagation include avoiding agglomerations of people, such as general meetings.

In this regard, in conformity with said recommendations and to decrease the risk of propagation of the coronavirus, the Company’s administration reiterates its recommendation that its shareholders exercise their voting rights by means of the Bulletin.

Notwithstanding, the Company has intensified its protection and hygiene measures to receive in its headquarters those that opt to appear in person at the AEGM and request that shareholders intending to participate in person to send a confirmation to the e-mail ri@natura.net (Subject: Confirmation of In-Person Participation), so the Company can provide a trained team to ensure compliance with security measures.

São Paulo, April 20, 2020

José Antonio de Almeida Filippo

Diretor Financeiro e de Relações com Investidores